BIOCUREX, INC.

7080 River Road

Richmond, British Columbia V6X 1X5

CANADA

January 14, 2010

Via Facsimile Transmission and Edgar

Peggy Fisher, Esq.

Geofrey Kruczek, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington, DC 20549

Re:	BioCurex, Inc. (the “Company”) Registration Statement on Form S-1, SEC File No. 333-162345

Dear Sirs:

In connection with the proposed public offering by the Company of Company securities under the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 11:00 a.m. Eastern Time, on Tuesday, January 19, 2010, or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BioCurex, Inc.

By:	/s/ RICARDO MORO-VIDAL
Ricardo Moro-Vidal
Chief Executive Officer

January 14, 2010

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, DC 20549
     Attn: Geoffrey Kruczek

Via Facsimile and EDGAR

RE:	BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.)
Registration Statement Form S-1, File Number 333-162345

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above referenced registration statement to Tuesday, January 19, 2010 11:00 a.m. Eastern Time or as soon thereafter as is practicable.

Sincerely,

Paulson Investment Company, Inc.

Trent D. Davis
Chief Executive Officer

811 S.W. Naito Parkway • Suite 200 • Portland, Oregon 97204 • (503) 243-6000

Member NASD & SIPC

January 14, 2010

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549
     Attn: Geoffrey Kruczek

Via Facsimile and EDGAR

RE:	BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.)
Registration Statement Form S-1, File Number 333-162345

Ladies and Gentlemen:

In connection with the above referenced offering and pursuant to the terms of Rule 418(a) (7) and (8) under Securities Act of 1933, as amended, the preliminary prospectus, dated November 17, 2009 was distributed in and outside the United States during the period from November 17, 2009 to the present date.

Approximately 1,800 preliminary prospectuses, dated November 17, 2009, were distributed to approximately 700 prospective Underwriters and Dealers. Approximately 3,500 preliminary prospectuses were delivered to approximately 3,200 individuals and approximately 500 preliminary prospectuses were delivered to approximately 300 institutional investors.

In addition, the underwriters are aware of their obligations under Rule 15c2-8 of the Securities Act of 1934, as amended, and have taken reasonable steps to ensure compliance with such obligations.

Sincerely, Paulson Investment Company, Inc.

Trent D. Davis
Chief Executive Officer

811 S.W. Naito Parkway • Suite 200 • Portland, Oregon 97204 • (503) 243-6000

Member NASD & SIPC